                                                                    EXHIBIT 12.1
                                                                    ------------

Tultex Corporation

Computation of Ratio of Earnings to Fixed Charges
(Amounts in Thousands)


                                                 Quarter Ended                              Year Ended
                                                 -------------     -----------------------------------------------------------------

                                                    April 5        Dec. 28        Dec. 30        Dec. 31        Jan. 1      Jan. 2
                                                     1997           1996           1995          1994(A)         1994        1993
                                                   ---------      ---------      ---------      ---------      --------    ---------

Income (loss) before income taxes
and extraordinary item                              ($6,952)       $26,933         $8,948        $14,435        $9,091       $20,251
                                                 ----------     ----------     ----------     ----------    ----------    ----------


Interest on indebtedness                              5,453         21,742         21,952         18,151        16,996        13,540


Amortization of deferred debt
issue costs                                               0              0              0          1,774           268           106


Portion of rental expenses representative
of the interest factor (33%)                            836          4,429          4,376          4,453         5,031         4,565
                                                 ----------     ----------     ----------     ----------    ----------    ----------


Total fixed charges                                   6,289         26,171         26,328         24,378        22,295        18,211
                                                 ----------     ----------     ----------     ----------    ----------    ----------


Income (loss) before income taxes and
extraordinary item and fixed charges                  ($663)       $53,104        $35,276        $38,813       $31,386       $38,462
                                                 ==========     ==========     ==========     ==========    ==========    ==========


Ratio of earnings to fixed charges                    (B)             2.03           1.34           1.59          1.41          2.11
                                                 ==========     ==========     ==========     ==========    ==========    ==========


COMPUTATION OF PRO FORMA
RATIO OF EARNINGS TO FIXED
CHARGES AFTER ADJUSTMENT
FOR DEBT ISSUANCE

Income (loss) before income taxes and
extraordinary item and fixed
charges, as above                                     ($663)       $53,104
                                                 ----------     ----------

Fixed charges, as above                               6,289         26,171

Adjustments:

  Estimated net increase in interest
  expense from the financing                            749          2,997
                                                 ----------     ----------

Total pro forma charges                              $7,038        $29,168
                                                 ----------     ----------

Pro forma ratio of earnings to fixed
charges                                               (C)             1.82
                                                 ----------     ----------

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(A)  Included in earnings for the year ended December 31, 1994 was a nonrecurring gain of $4,405 before income taxes related to the sale of facilities. If such sale had not occurred, the ratio of earnings to fixed charges would have been 1.41.

(B)  Earnings did not cover fixed charges by $6,952 for the three months ended
     April 5, 1997.

(C) On a pro forma basis, earnings did not cover fixed charges by $7,701 for the three months ended April 5, 1997.